

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2019

Charles Wilson
Chief Executive Officer
Unum Therapeutics Inc.
200 Cambridge Park Drive, Suite 3100
Cambridge, MA 02140

      Re: Unum Therapeutics Inc.
          Registration Statement on Form S-3
          Filed April 2, 2019
          File No. 333-230678

Dear Mr. Wilson:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sonia Bednarowski at 202-551-3666 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Healthcare & Insurance